Exhibit 1

MTS Regains Compliance with NASDAQ Minimum Bid Price Listing Requirement

Ra’anana, Israel / River Edge, NJ, USA – September 25, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising and telecommunications expense management and billing solutions, today announced that it received written notice from the NASDAQ Stock Market Inc. indicating that the Company has regained compliance with the minimum bid price requirement under the Nasdaq Listing Rules. Therefore, the scheduled hearing before the Hearings Panel has been cancelled and the Company’s stock will continue to be listed and traded on The NASDAQ Capital Market.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels.

For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, changes in the Company’s financial condition, fluctuations in the market price of the Company’s shares, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com

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